PE 12/5/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE




14008716

NO ACT

December 16, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 12-16-14

Zafar A. Hasan
The AES Corporation
zafar.hasan@aes.com

Re: The AES Corporation
Incoming letter dated December 5, 2014

Dear Mr. Hasan:

This is in response to your letter dated December 5, 2014 concerning the shareholder proposal submitted to AES by John Chevedden. We also have received a letter from the proponent dated December 15, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 16, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The AES Corporation
Incoming letter dated December 5, 2014

The proposal relates to special meetings.

We are unable to concur in your view that AES may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that AES may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AES Corp (AES)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 5, 2014 company request concerning this rule 14a-8 proposal.

The company provided no evidence that any SLB whatsoever was provided to the proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Zafar Hasan <zafar.hasan@aes.com>


AES
we are the energy

Zafar A. Hasan
Assistant General Counsel
Legal

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 522 1315
fax 1 703 528 4510
zafar.hasan@aes.com
www.aes.com

December 5, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The AES Corporation*
Stockholder Proposal of Mr. John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that The AES Corporation (the "Company" or "AES") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Stockholders (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Mr. John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.


AES
we are the energy

THE PROPOSAL

The Proposal requests that the Company amend its bylaws to provide shareowners the ability to call special shareowner meetings. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information.

As further described below, since the Proposal was submitted on October 15, 2014, the Proponent had to verify continuous ownership for the one-year period preceding and including this date (i.e., October 15, 2013 through and including October 15, 2014). However, the proof of ownership provided by the Proponent confirms ownership only for the twelve month period after October 11, 2013, leaving open the question of whether the Proponent actually owned shares on October 15, 2014, the date the Proposal was submitted. This omission is particularly noteworthy because the proof of ownership (which provides proof for several companies) clearly and expressly states that the Proponent held shares on the date the Proposal was submitted *for several other companies*. However, in the case of AES, this language is omitted from the proof of ownership.

BACKGROUND

The Proponent submitted the Proposal to the Company on October 15, 2014 and revised the Proposal on October 22, 2014. *See* Exhibit A. The Proponent's submission failed to provide verification of the Proponent's ownership of the requisite number of Company shares for at least one year preceding and as of the date the Proponent submitted the Proposal on October 15, 2014.

Accordingly, on October 17, 2014, which was within 14 days of the date that the Company received the Proposal, the Company sent the Proponent a letter notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement that the proof of ownership "verif[y] that [the Proponent has] continuously held, the required amount of AES


AES
we are the energy

common stock for at least the one-year period preceding and including October 15, 2014"; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8. The Deficiency Notice was delivered to the Proponent via electronic mail on October 17, 2014. *See* Exhibit B.

By electronic mail sent on October 22, 2014, in response to the Deficiency Notice, the Proponent provided a letter from Fidelity Investments dated October 22, 2014 (the "Fidelity Letter"). The Fidelity Letter stated, in pertinent part:

> I can . . . confirm that Mr. Chevedden has continuously owned . . . no fewer than 250.000 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) since October 11, 2013 (in excess of twelve months).

The Fidelity Letter also addresses the Proponent's ownership of other companies' stock. In contrast to the language quoted above regarding AES, the preceding sentence in the Fidelity Letter specifically confirms ownership as of the date of the letter for such other companies:

> Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than [number of securities] shares of [company name and class of securities] . . . since [a date twelve months or more earlier] (emphasis added).

See Exhibit C.

On October 22, 2014, the Company received a revised Proposal from the Proponent. *See* Exhibit A.

The Company has received no further correspondence from the Proponent regarding either the Proposal or proof of the Proponent's ownership of Company shares.


AES
we are the energy

ANALYSIS

The Proposal May Be Excluded Pursuant To Rule 14a-8(f)(1) Because The Proponent Failed To Supply Documentary Support Evidencing Satisfaction Of The Ownership Requirements Of Rule 14a-8(b)(1) As Of The Date The Proposal Was Submitted.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Fidelity Letter does not confirm ownership as of the date the Proponent submitted the Proposal. The Staff has on numerous occasions taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b)(1) and Rule 14a-8(f)(1). *See Bank of America Corp.* (avail. Jan. 16, 2013) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) where "the proponents . . . failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)").

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* SLB 14.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of Rule 14a-8. *See* Exhibit B. Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership required under Rule 14a-8(b)(1), stating that the Staff:

> [W]ill not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof


AES
we are the energy

of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect.

SLB 14G

Here, the Proponent submitted the Proposal on October 15, 2014. Therefore, the Proponent had to verify continuous ownership for the one-year period preceding and including this date, *i.e.*, October 15, 2013 through and including October 15, 2014. The Proponent's submission did not include any proof of ownership. Accordingly, the Company timely sent the Proponent a deficiency notice describing the requirements of Rule 14a-8(b) and specifically stating, "Please send me an affirmative statement from the record holder(s) of AES's common stock that states that you beneficially own, and specifically verifies that you have continuously held, the required amount of AES common stock for at least the one-year period preceding and including October 15, 2014" (emphasis added). Thus, the Company satisfied its obligations under Rule 14a-8 and SLB 14G.

The Fidelity Letter supplied by the Proponent in response to the Deficiency Notice, however, stated only, "I can . . . confirm that Mr. Chevedden has continuously owned . . . no fewer than 250.000 shares of AES Corp. . . . since October 11, 2013 (in excess of twelve months)," and did not address ownership as of the date the Proposal was submitted. *See* Exhibit C (emphasis added). The Fidelity Letter does not satisfy Rule 14a-8(b)'s requirements because a statement that the Proponent "has continuously owned" shares for at least twelve months from a date that precedes the Proposal's submission date does not confirm that the Proponent continued to hold such shares as of the date of the recordholder's letter, or at least as of October 15, 2014, the Proposal submission date.

As the Staff observed in Staff Legal Bulletin No. 14F, Section C (October 18, 2011) ("SLB 14F"), "The requirements of Rule 14a-8(b) are highly prescriptive." Thus, "many proof of ownership letters do not satisfy this [Rule 14a-8(b)] requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted."

In SLB 14F, the Staff acknowledged that stating a proponent "has owned" or "has held" shares is not sufficient to confirm that a proponent continues to hold the required shares as of the date that a proposal is submitted. Specifically, when addressing how proponents may satisfy Rule 14a-8(b)'s requirements, the Staff recommended that proponents provide a recordholder verification dated as of the submission date and stating, "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]" (emphasis added). While footnote 11 of SLB 14F indicates that the foregoing language is not a mandatory or exclusive format, the Staff's recommended language explicitly recognizes that stating a proponent "has held" shares is not



sufficient to confirm that the proponent held those shares as of the date of the recordholder's letter.

Likewise, in SLB 14F the Staff recognized that Rule 14a-8(b) requires proponents to address both continuous past ownership and ownership as of the date of submission. Specifically, the Staff stated that a recordholder's statement fails to satisfy Rule 14a-8(b) when it "confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period." In this case, the Fidelity Letter confirms continuous ownership for a one-year period, but omits any reference to the Proponent continuing to hold the required amount of shares as of the specific date that the Proposal was submitted.

The fact that the Fidelity Letter fails to satisfy Rule 14a-8(b) is particularly noteworthy when the sentence addressing the Proponent's ownership of the Company's stock is compared to the preceding sentence in the Fidelity Letter, which addresses the Proponent's ownership of other companies' stock. The preceding sentence specifically addresses each of the elements of ownership required under Rule 14a-8(b) and addressed in the language endorsed by the Staff in SLB 14F, stating "Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than [number of securities] shares of [company name and class of securities] . . . since [a date twelve months or more earlier]" (emphasis added). In contrast, when addressing ownership of the Company's stock, the Fidelity Letter does not confirm continued ownership "as of the date of this letter" or as of the Proposal's submission date; instead, the Fidelity Letter addresses only that the Proponent has continuously owned[1] the Company's stock for a period "in excess of twelve months" since October 11, 2013, a date that precedes the Proposal's submission date by more than a year.

In light of the "highly prescriptive" requirements of Rule 14a-8(b), the Staff consistently has concurred that a proposal can be excluded when a proponent does not provide documentary support clearly demonstrating that the proponent satisfied the ownership requirement as of the specific date that a proposal was submitted. For example, in *Marathon Petroleum Corp.* (avail. Jan. 30, 2014), the proponent submitted its proposal on November 8, 2013 and provided proof of ownership in a letter from its broker dated November 13, 2013 that stated the proponent had held the requisite amount of stock "continuously for at least one year prior to the date of submission of the shareholder proposal." The Staff concurred in the exclusion of the proposal because the broker letter, even though dated after the date the proposal was submitted, did not confirm

---

1 The phrase "has continuously owned" uses the "present perfect" tense, which numerous grammar sources confirm can be used to refer to an action that has recently been completed. "We use the Present Perfect to say that an action happened at an unspecified time before now." *Present Perfect*, Englishpage.com, http://www.englishpage.com/verbpage/presentperfect.html (last visited Dec. 4, 2014); *see also* the "present perfect" entry on Merriam-Webster.com: "The present perfect is a "verb tense . . . that expresses action or state completed at the time of speaking." *Present Perfect*, Merriam-Webster.com, http://www.merriam-webster.com/dictionary/present%20perfect (last visited Dec. 5, 2014). Thus, the statement in the Fidelity Letter that the Proponent "has continuously held" stock would be an accurate statement even if the Proponent held no shares, or had interrupted his continuous ownership, as of the date the Proposal was submitted.


AES
we are the energy

ownership as of the specific date that the proposal was submitted. The Staff similarly concurred in the exclusion of a stockholder proposal in *Cliffs Natural Resources Inc.* (avail. Jan. 30, 2014), in which the proponent's broker letter referred generally to the proponent's share ownership as of the "date of submission of the shareholder proposal," rather than addressing the specific date upon which the proponent submitted the proposal to the company.

CONCLUSION

Despite the Deficiency Notice's instructions for the Proponent to show proof of continuous ownership for "at least the one-year period preceding and including October 15, 2014," the Proponent failed to do so. Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to zafar.hasan@aes.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (703) 682-1110, or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671.

Sincerely,

Zafar A. Hasan
Assistant General Counsel

Enclosures

cc: Ronald O. Mueller, Gibson, Dunn & Crutcher LLP
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Brian A. Miller
Secretary
AES Corp (AES)
4300 Wilson Boulevard
11th Floor
Suite 1100
Arlington, VA
PH: 703-522-1315

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden
FISMA & OMB Memorandum M-07-16

October 15, 2014
Date

cc: Ahmed Pasha <ahmed.pasha@aes.com>
Vice President, Investor Relations
PH: 703-682-6451
Billie-Jo McIntire <billiejo.mcintire@aes.com>
Senior Manager, Investor Relations
PH: 703-682-1105

[AES: Rule 14a-8 Proposal, October 15, 2014]

4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% or less of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported 2 of our directors each received negative votes in excess of 14%, indicating a higher than usual degree of shareholder dissatisfaction with director performance. This included Charles Rossotti, our chairman and Philip Lader, who chaired our nomination committee. Mr. Lader was also potentially overextended with seats on 4 public boards. I believe it is alarming when 2 high status directors get 10-times as many negative votes as some of our other directors. GMI also said there was not one non-executive member of our board who had general expertise in risk management, based on GMI's standards.

In regard to executive pay GMI said unvested equity awards would not have lapsed upon CEO termination and that CEO perks were excessive compared to peers. GMI said our company had a history of significant restatements, special charges or write-offs and our company's CO2 intensity ratio was significantly higher than its sector peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Brian A. Miller
Secretary
AES Corp (AES)
4300 Wilson Boulevard
11th Floor
Suite 1100
Arlington, VA
PH: 703-522-1315

REVISED OCT 22, 2014

Dear Mr. Miller,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden
FISMA & OMB Memorandum M-07-16

October 15, 2014
Date

cc: Ahmed Pasha <ahmed.pasha@aes.com>
Vice President, Investor Relations
PH: 703-682-6451
Billie-Jo McIntire <billiejo.mcintire@aes.com>
Senior Manager, Investor Relations
PH: 703-682-1105

[AES: Rule 14a-8 Proposal, October 15, 2014
Revised October 22, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is also important because there could be a 15-month span between our annual meetings. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

Our clearly improvable corporate governance (as reported in 2014) in an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, reported 2 of our directors each received negative votes in excess of 14%, indicating a higher than usual degree of shareholder dissatisfaction with director performance. This included Charles Rossotti, our chairman and Philip Lader, who chaired our nomination committee. Mr. Lader was also potentially overextended with seats on 4 public boards. It is alarming when 2 high-ranking directors get 10-times as many negative votes as some of our other directors. GMI also said there was not one independent director who had general expertise in risk management, based on GMI's standards.

In regard to executive pay GMI said unvested equity awards would not have lapsed upon CEO termination and that CEO perks were excessive compared to peers. GMI said our company had a history of significant restatements, special charges or write-offs and our company's CO2 intensity ratio was significantly higher than its peers.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT B

Zafar A. Hasan
Assistant General Counsel

The AES Corporation
4300 Wilson Boulevard
Arlington, VA 22203
tel 1 703 682 1110
zafar.hasan@aes.com
www.aes.com


AES
we are the energy

October 17, 2014

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Chevedden:

This letter acknowledges receipt of your letter on October 15, 2014 requesting that The AES Corporation ("AES" or the "Company") include a stockholder proposal in its proxy statement for its 2015 annual meeting of stockholders.

As you are aware, Rule 14a-8 under the Securities Exchange Act of 1934 (the text of which is attached hereto as Exhibit A) sets forth a number of procedural and eligibility requirements in connection with a stockholder's submission of a stockholder proposal to be included in a company's proxy statement. In reviewing your proposal, and without waiving any other possible grounds for exclusion, we noted certain procedural and eligibility requirements were not met.

Rule 14a-8(b) requires a stockholder proponent to show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the stockholder meeting. In particular, we note that we have not received proof of ownership from you, and therefore, we are unable to verify that you have, in fact, held shares of AES common stock continuously for a period of at least one year as of and including the date of submission of the proposal as required by Rule 14a-8.

Please send me an affirmative written statement from the record holder(s) of AES's common stock that states that you beneficially own, and specifically verifies that you have continuously held, the required amount of AES common stock for at least the one-year period preceding and including October 15, 2014. Please send this information to me using the e-mail or mailing address shown above. Your response must be sent electronically or postmarked no later than 14 days from the date you receive this letter, or the Company may be entitled to exclude your proposal from its proxy statement under Rule 14a-8. To avoid any errors or misunderstandings, I suggest that you use a form of mail or other transmission that provides proof of delivery.

Sincerely,

Zafar A. Hasan
Assistant General Counsel

Exhibit A

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a

deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the

company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT C

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045


Fidelity
INVESTMENTS

AES

Post-it® Fax Note 7671	Date 10-22-14 # of pages ▸
To Zafar Hasan	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax #	Fax #

October 22, 2014

John R. Chevedden
Via facsimile *** OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 30.000 shares of Huntington Ingalls Industries, Inc. (CUSIP: 446413106, trading symbol: HII) and no fewer than 80.000 shares of Expeditors International of Washington (CUSIP: 302130109, trading symbol: EXPD) since July 1, 2013 (in excess of fifteen months). I can also confirm that Mr. Chevedden has continuously owned no fewer than 75.000 shares of Citigroup, Inc. (CUSIP: 172967424, trading symbol: C) since September 19, 2013 (in excess of twelve months), 50.000 shares of Eastman Chemical Company (CUSIP: 277432100, trading symbol: EMN) since September 23, 2013 (in excess of twelve months), no fewer than 75.000 of AGL Resources, Inc. (CUSIP: 001204106, trading symbol: GAS) since October 11, 2013 (in excess of twelve months) and no fewer than 250.000 shares of AES Corp. (CUSIP: 00130H105, trading symbol: AES) since October 11, 2013 (in excess of twelve months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14